

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 15, 2017

Sam L. Banks
Chief Executive Officer
Yuma Energy, Inc.
1177 West Loop South, Suite 1825
Houston, TX 77027

> **Re:** **Yuma Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 7, 2017**
> **File No. 333-218567**

Dear Mr. Banks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Reid A. Godbolt, Esq.
        Jones & Keller, P.C.